Exhibit 99.1


[LOGO]




                              FOR IMMEDIATE RELEASE



CONTACT IN KOREA                            CONTACT IN U.S.

Korea Thrunet Co., Ltd.                     The Global Consulting Group
KD Park                                     Mark Jones
Investor Relations                          Investor Relations
kdpark@corp.thrunet.com                     mark.p.jones@tfn.com
-----------------------                     --------------------
822-3488-8826                               212-807-5027


            Korea Thrunet announces the launch of its 'On-TV' Service
           - Aims to be leader in Home Entertainment Service Market -
                     Issues Guidance for Fiscal 2002 & 2003

Seoul and New York, December 18, 2002 - Korea Thrunet Co., Ltd. (Nasdaq:KOREA) (the "Company" or "Thrunet"), a major provider of broadband Internet-access services in Korea, today announced that the Company will launch a new service, "On-TV", that will allow the Company's broadband Internet subscribers to view a variety of high-density multimedia content from the Internet on their TV screens rather than PC monitors. "On-TV", which will commence in February 2003, is the first step in Thrunet's plan to become a leader in the Korean home entertainment service market, and will further diversify the Company's revenue streams and solidify its position as a major broadband Internet access player.

"On-TV" enables users to easily view and enjoy the high quality content available on the Internet through their TV monitor by using either wire or wireless devices to connect between



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the PC and TV. The Company has conducted extensive market analysis through customer needs and opinion surveys, and believes its "On-TV" service has several major advantages that will make it highly attractive to subscribers. The most significant advantage is that the service will be delivered over the Hybrid Fiber Coaxial (HFC) network, whose large capacity is ideally suited to the provision of multi-media content. The second advantage is that over 70% of the Company's Internet access subscribers are premium subscribers who are able to access the Internet at an average speed of 5Mbps per subscriber and are therefore able to use the "On-TV" service without additional capital expenditure. The third major advantage is that the Company can provide a wide variety of content to its customers in cooperation with its subsidiary, Korea.com, a major portal site in Korea.

Thrunet is currently strengthening its marketing activities through TV, radio and newspaper advertisements to ensure the successful launch of this service. The Company will also continue to focus its core competencies on home entertainment services going forward in order to further expand its business and diversify revenue streams. Thrunet believes that the planned roll-out of additional services in the future will position Thrunet as a leader in the Korean home entertainment market.

Joseph Yoon, Ph.D, Executive Vice President of the Company, who is in charge of marketing, stated, "We have talked a lot about a cost-effective way of delivering Video-On-Demand (VOD) service for many years. With its On-TV service which will be delivered over the HFC network, coupled with the large existing base of premium subscribers and the high quality multi-media content available through the Korea.com portal, Thrunet will allow users to realize 'Fun Internet life', the motto of the Company." Yoon also emphasized, "Even though this new service is expected to contribute up to KRW 7 billion in additional revenue next year, the ability to deliver this revenue will also depend on other actions needed to be taken for Thrunet to successfully grow in the highly competitive and saturated market."

As announced earlier, Thrunet posted an operating profit of KRW 10 billion in the first half of 2002, but posted an operating loss of KRW 3.7 billion in 3Q02. This was mainly due to the Company focusing on encouraging the existing subscribers to enter into long-term contracts




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in order to control the churn rate and this effort will be continued until the end of this year, since we firmly believe that a stable subscription base is the key factor for the success of ON-TV service. Notwithstanding this, Thrunet is making every effort to post the first full year operating profit for 2002 since its incorporation, although this remains to be seen. The other important factor for Thrunet's effective growth next year is reform of its cost structure. The Company has recently set up a new, direct promotion channel through which Thrunet can add new subscribers demanding the ON-TV service without paying any dealer commission.

Regarding the operational target for fiscal 2003, Yoon commented, "We are still in the preliminary stage of finalizing our target for next year. We are currently targeting revenues for fiscal 2003 of approximately KRW 470 billion, based on an assumption of achieving 1.55 million subscribers. This target is lower than our 2002 revenue amount. While we believe that the new services will contribute positively to revenues, there will be an overall decline in revenues due to the sale of the leased line assets in 3Q02 as a result of our strategic decision to withdraw from the leased line business. The Company also targets that Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA, will be approximately KRW 148 billion for Fiscal 2003, along with an operating profit of approximately KRW 23 billion, if our current efforts in encouraging existing subscribers to enter into long-term contracts and improving the cost structure are achieved at forecast levels. As these operational figures are preliminary estimates, they may change and we plan to provide the finalized estimates of the key figures early next year as usual. Because our ability to achieve such targets also depends on general economic, market and business conditions, among other factors, there can be no assurance that such targets will actually be achieved. "

Joseph Yoon added, "Although our business plan may be affected by changes in domestic economic conditions next year and tightening competition in the broadband Internet services market, the Company is introducing new services, such as ON-TV, to enhance its position in broadband Internet services market and we will make every effort to achieve its goals."

Founded in July 1996, Korea Thrunet Co., Ltd. is a major provider of broadband Internet access services in Korea. The first to offer broadband Internet services in Korea, with 1,301,058 paying end-users at the end of November 2002. Thrunet service features "always-



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on" Internet access at speeds up to 100 times faster than traditional dial-up
Internet access.

This release contains forward-looking statements that are subject to significant risks and uncertainties. Important factors which could cause actual result to differ materially from those in the forward-looking statements, include but are not limited to: the Company's history of operating losses and expected future losses which could impede its ability to address the risks and difficulties encountered by companies in new and rapidly evolving markets; the Company's future operating results could fluctuate which may cause volatility or a decline in the price of the Company's stock; the possibility that the Company may not be able to price its services above the overall cost of bandwidth causing its financial results to suffer; the possibility that the Company may not be able to secure additional sources of funds on reasonable terms if the Company's sources of liquidity are unavailable; and other factors detailed in the Company's filings with the Securities and Exchange Commission.

Corporate Headquarters: Korea Thrunet's principal offices are located at 1337-20, Seocho-2 dong, Seocho-ku, Seoul, Korea 137-751.
Phone:822-3488-8826         Fax: 822-3488-8511          http://www.thrunet.com

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